Exhibit 99.1


National Construction Inc.


18:23 EST Monday, December 08, 2003


BROSSARD,  QC,  Dec.  8 /CNW/ - National  Construction  Inc.  ("National")  (TSX
Venture: NAT), announces that National has remedied its filing deficiencies and the management cease trade orders issued by the Ontario Securities Commission and the Commission des valeurs mobilieres du Quebec have been allowed to expire.


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.


/For further information: William G. Edwards, Chief Financial Officer of National at (450) 444-2405/